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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. One)

MB FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55264U108
(CUSIP Number of Class of Securities)

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
1200 North Ashland Avenue
Chicago, Illinois 60622
(773) 645-7868
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

December 10, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Schedule 13D

CUSIP No. 55264U108

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Patrick Henry

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER—29,021

		8.	SHARED VOTING POWER—1,469,732

		9.	SOLE DISPOSITIVE POWER—29,021

		10.	SHARED DISPOSITIVE POWER—1,469,732

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,753

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%

14.	TYPE OF REPORTING PERSON—IN

Item 1. Security and Issuer.

    This Amendment No. One to the Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on November 16, 2001 relates to shares of common stock ("Issuer Shares"), par value $0.01, of MB Financial, Inc., a Maryland corporation ("Issuer"). Issuer's principal executive offices are located at 801 West Madison Street, Chicago, Illinois 60607.

Item 2. Identity and Background.

    The information contained in Item 2 of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

    The information contained in Item 3 of the Statement remains unchanged.

Item 4. Purpose of Transaction.

    The information contained in Item 4 of the Statement remains unchanged.

Item 5. Interest in Securities of the Company.

    Item 5 of the Statement is hereby amended to read as follows:

    (a) The aggregate number and percentage of Issuer Shares to which this Statement relates is 1,498,753 shares, representing 8.6% of the issued and outstanding Issuer Shares.

    (b) As of the date of this filing, Mr. Henry has the sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) of 29,021 Issuer Shares and shares the power to vote (or to direct the vote) and to dispose (or to direct the disposition) of 1,469,732 Issuer Shares with certain members of his family and co-trustees of certain trusts that own those shares.

    (c) On December 10, 2001, 378,892 Issuer Shares were sold on the open market at a price of $25.40 per share by a trust of which Mr. Henry serves as one of three trustees. Mr. Henry did not have a pecuniary interest in any of these shares.

    (d) Certain trusts of which Mr. Henry is the trustee have the rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of Issuer Shares. However, none of these trusts have interests that relate to more than five percent of the issued and outstanding Issuer Shares.

    (e) N/A

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.

    The information contained in Item 6 of the Statement remains unchanged.

Item 7. Material to be Filed as Exhibits.

    Item 7 of the Statement is hereby amended to read as follows:

  Affiliate Letter Agreement (filed previously)

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2002
/s/ Patrick Henry
Patrick Henry

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Schedule 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Company.
  Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES